As filed with the Securities and Exchange Commission on March 21, 2012

File No. 333-176971

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR WITHDRAWAL OF POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

YRC WORLDWIDE INC.

(Exact name of registrant as specified in its charter)

Delaware	48-0948788
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10990 Roe Avenue Overland Park, Kansas	66211
(Address of Principal Executive Offices)	(Zip Code)

Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned authorized officer of YRC Worldwide Inc., a Delaware corporation (“YRC”), and successor to the agent for service named in the Registration Statement on Form S-1 (Registration No. 333-176971) (the “Registration Statement”) of YRC, hereby requests that Post-Effective Amendment No. 1 to the Registration Statement, filed on February 28, 2012 (SEC Accession No. 0001193125-12-083985) (the “Post-Effective Amendment”), be withdrawn, effective immediately. The Post-Effective Amendment included an incorrect EDGAR filing code, and the Post-Effective Amendment will be refiled with the correct EDGAR filing code. No securities were sold in connection with the Post-Effective Amendment.

YRC WORLDWIDE INC.

By:	/s/ Michelle A. Russell
Michelle A. Russell
Executive Vice President, General Counsel and Secretary